Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144292

Sticker Supplement
To Prospectus

This supplement updates certain information contained in Corning Natural Gas Corporation’s prospectus dated July 17, 2007.  The prospectus relates to our 2007 rights offering of investment units consisting of shares of Corning’s common stock and warrants to purchase additional shares of common stock.

Each warrant entitles the holder to purchase 0.7 shares of our stock at a cash exercise price of $19.00 a share.  In recognition of current adverse market conditions and in order to raise capital to support our business plan, our board of directors has elected to reduce the exercise price temporarily to increase the likelihood of warrants being exercised in the near term.  As a result, we have entered into an amendment to the agreement that governs the terms of the warrants.  Pursuant to the amendment, from July 6, 2009 to August 5, 2009 the warrant exercise price will be $15.00 a share. After 5:00 p.m., New York City time, on August 5, 2009, the exercise price will revert back to $19.00.  We have not amended any other term or condition relating to the warrants or their exercise.

The date of this supplement is July 6, 2009